ANNUAL REPORT

Sweater Inc.



520 Mount Rainier St.,

Berthoud, Colorado 80513

www.sweaterventures.com

In this Annual Report, the terms "Sweater" "the company", "we", "us" and "our" refer to Sweater Inc. and our subsidiaries, Sweater Industries LLC, and Founder Central LLC on a consolidated basis. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. The investment will be made through Sweater Inc Community SPV1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). A copy of this report may be found on the company's website at https://www.investinsweater.com/reports.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

BUSINESS SUMMARY

Overview

Sweater Inc. is a C Corporation and was originally registered on October 28, 2019 under the name Sweater LLC, and converted to a Delaware corporation on January 18, 2022. The purpose of the company is to manage and operate the Sweater Cashmere Fund (the "Cashmere Fund" or the "fund"), a closed end interval fund through its subsidiary, Sweater Industries LLC, a Registered Investment Advisor.

The company's headquarters are in Berthoud, Colorado and began operation in April 2021.

The SPV, Sweater Inc Community SPV1, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities. Investments in our Regulation CF were made through Sweater Inc Community SPV1, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our Mission

Sweater Inc. is a fintech company that aims to democratize access to venture capital by opening the venture capital asset class to the general public.

Sweater's vision is to pool money from millions of regular people into a world-class venture fund, wisely deploying that capital into startups that shape the world we live in. Our belief is that every founder should be able to build their vision, and every person should be able to support the startups that create the next generation of influence and wealth.

Our Business

Through our registered investment advisor, we operate and manage a venture fund, the Cashmere Fund. Venture funds are generally funds that allow accredited investors to invest in private companies.   Through our mobile app, retail investors are able to invest alongside accredited investors.

Sweater acquires investors through direct to consumer channels to invest into its fund via its mobile app. Pricing is tied to management fees associated with AUM (assets under management) at the annual rate of 2.50% of the average daily net assets of the fund. Additional funds may be added to the ecosystem in the future as the initial fund gains sufficient traction.

Our Competition

Sweater operates within a unique niche in between venture capital funds and publicly offered funds. Retail consumers cannot place money into traditional VC funds, so from their perspective Sweater competes with alternative investing options such as mutual funds and real estate. On the investing side, we do compete directly with other VC funds for the best opportunities. Our barriers to entry include our unique technology stack that enables us to act at scale, our proprietary deal flow, and our engaged community.

Market Overview

The venture capital asset class raised over $128B in 2021 and over $150B in 2022 so far through September.   While that money and impact is substantial, the venture capital funds that raise those dollars can only do so from fully accredited investors and qualified purchasers. We believe that Sweater is one of the first venture capital fund that allows anyone to invest, regardless of accreditation status. As of November 14, 2022, the Sweater Cashmere Fund, which is Sweater Inc.'s flagship fund, has over 5,000 Members and has already raised over $10M and has invested in 15 startups and 3 VCs funds. The company has subsequently invested in 2 additional entities. Sweater has over 75,000 other individuals throughout its ecosystem as prospective members on the app, in email nurturing groups, and on its social channels.

Employees

The company currently has 15 full-time employees and one part-time employee.

Regulation

Both the Sweater Industries LLC and the Sweater Cashmere Fund are regulated entities. Sweater Industries LLC is a registered investment advisor, and the fund is non-listed Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that operates as an "interval fund."

As they are regulated entities we need to comply with SEC rules, including audit requirements as well as ongoing licensing in order for its subsidiary to maintain its status as a registered investment advisor and ongoing reporting requirements for the fund with the SEC including monthly reports, annual reports and certain ongoing updates (e.g., filings related to beneficial ownership, etc.). The advisor also has stringent requirements to make sure that the fund is able to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), including the requirements that fund distribute at least 90% of its annual net taxable income, if any, to its shareholders.

Intellectual Property

Sweater holds a pending trademark application for its name and a variety of sub-categories, including those related to its advisor and fund.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Highlights & Milestones

- In April 2022, the registration for our fund was declared effective by the SEC after an 11 month long application process.
- In June 2022, our mobile app was launched publicly and has since acquired over 17k account holders, and 5000 members who have invested into the fund.
- To date, our fund has made 26 investments (including two follow-on investments).

THE COMPANY'S PROPERTY

The company leases property at the building its headquarters are located. It currently has a three year lease ending in June 2025. See Note 6 of its Financial Statements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Term of Office	Approx. hours per week (if not full time)

Executive Officers:			
Jesse Randall	CEO	November 2019	Full time
Emma Clark	COO	November 2021	Full time
Directors:			
Jesse Randall	Chairman	November 2019	
Chad Lewkowski	Director	November 2019	
Fong Wa Chun	Director	January 2022	
David Wieland	Director	January 2022	
Ashley Ebersole	Director	September 2022	
Significant Employees:			
Jaron Jones	CTO	October 2021	Full time
Cara Morphew	Partner	March 2022	Full Time
Mike Van Kempen	VP, Marketing	January 2023	Full Time

Jesse Randall, Chief Executive Officer & Chairman

Jesse is the Founder and CEO of Sweater. His passion for startups, venture capital, and entrepreneurship drive him to serve other founders and shape the future that we all participate in. After obtaining an MBA from the Thunderbird School of Global Management and a Master's of Environmental Policy from the Vermont Law School, Jesse chose to learn the world of venture capital through starting and running a software startup accelerator, working with over 200 companies. He enjoys endurance sports and spending time in the mountains with his family.

Recent Employment: CEO at Sweater Inc, 2018 - Current; Owner at DripDrip LLC, 2016-2020; Owner at Deviant Strategy LLC, 2017-2020

Jaron Jones, CTO

Jaron Jones is the CTO at Sweater. Jaron has a passion for startups, launching new products, and scaling them. He is a seasoned and progressive technology leader with more than twenty years of building software and leading technical teams. Jaron received a B.S. in Information Technology from Utah Valley State College and an MBA from Utah State University. While at SoFi Jaron led teams through a period of high growth that touched the entire suite of financial products (personal loans, student loans, mortgage, invest, and SoFi at Work) and helped grow the platform to 3M+ SoFi Members during his tenure. At Amazon, Jaron led the marketing tech team for Amazon Devices (e.g. Ring, Echo, Kindle, and FireTV) that enabled product marketers to automate the placement of products and promotions on the front page of amazon.com, build product detail pages, storefronts, and much more. The automated tooling was successful and product teams from across Amazon (retail, Fresh, Prime, and others) and other marketplaces (EU, Japan, Canada,

Mexico, Australia, and South America) were able to scale and help drive the impressive growth at Amazon over the course of the pandemic during 20020 and 2021. In his spare time he enjoys time with family and anything in the great outdoors

Recent Employment*:* CTO at Sweater Inc, 2021 - Current; SDE at Amazon, 2020 - 2021; Director of Engineering at SoFi 2017 - 2020

Emma Clark, COO

As COO of Sweater, Emma is responsible for building the processes and systems needed to support Sweater's growth as well as leading multiple functions across the organization. With more than 10 years of experience in Fintech across operations, strategy, product and analytics, she is skillful at translating long term vision into day-to-day operations and thrives on building fantastic teams to support that vision.

Prior to joining Sweater, Emma was a member of the executive team at subscription payment platform Recurly. She served as Chief of Staff and Head of Business Operations during the company's growth stage and led efforts through the company's acquisition. After earning a BA from Duke University, Emma began her career at JPMorgan Chase before finding her passion for high growth startups. She enjoys fostering the startup community in Sweater's home base of Boulder, CO and can be found paragliding and hiking with her family on the weekends.

Recent Employment: COO, Sweater Ventures - 2021 - Present; Head of BizOps & Chief of Staff, Recurly 2015- 2021; Product Management, JPMC 2012- 2015

Mike Van Kempen

As the VP of Marketing at Sweater, Mike is responsible for overseeing and directing the marketing initiatives of the company to increase brand awareness and drive consumer growth within the Sweater ecosystem. Prior to joining Sweater, Mike held marketing and operator roles at Acorns & UNest, both startups in the consumer fintech space. Mike holds a BBA from Loyola University Chicago.

Recent Employment: VP Marketing, Sweater Ventures - 2023- Present; Managing Partner, SUM Venture Partners I LP – 2022- 2023; Chief Operating Officer, UNest 2019-2022

Cara Morphew

As Investment Partner at Sweater, Cara manages our investment process and portfolio for the Cashmere Fund. Prior to Sweater, Cara was an investor at Chicago Ventures and Selwyn Ventures, focused on early-stage technology investments. Beyond her investment experience, Cara's career has spanned the startup lifecycle - from launching her own business to driving growth at leading high growth ventures like Uber and NetSuite. Cara has an MBA from Kellogg School of Management at Northwestern University and a BBA in Finance from University of Wisconsin-Madison.

Recent Employment: Partner, Sweater Ventures - 2022-Present; Partner, Selwyn Ventures – 2021-2022; Investor, Chicago Ventures – 2019-2021.

Fong Wa Chung

As Head of Venture Capital at Akuna Capital, Fong Wa is responsible for all activities related to Akuna's venture investments. Prior to joining Akuna Capital, Fong Wa held founder/operator roles at GoCharlie.ai and Jetson, both early-stage startups in the AI space. She also worked in private capital raising roles at Barclays and Advantage Capital. Fong Wa holds an MBA from the University of Chicago and a BA from the University of Pennsylvania.

Recent Employment: Head of Venture Capital, Akuna Investments - 2021- Present; Co-Founder, GoCharlie.AI – 2020-2021; Chief Operating Officer, Jetson 2019-2020.

David Wieland

David Wieland is a member of Sweater's Board of Directors. David is the co-founder and managing partner at Motivate Ventures, a fintech and enterprise saas focused venture capital firm based in Chicago. Prior to founding Motivate, David started and sold several technology startups including InterviewStream, PowerSurge Technologies, and InnFlux. David received his BA in Philosophy, Government from Notre Dame and his MBA from Northwestern University's Kellogg school of business.

Recent Employment: Co-Founder and Managing Partner, Motivate Ventures - 2019- Present

Ashley Ebersole

Ashley Ebersole is a longtime legal advisor and thought leader in the securities and fintech spaces. He currently serves as Chief Legal Officer and General Counsel of ZeroEx Labs, a leading blockchain infrastructure company in the distributed exchange space. Prior to ZeroEx, Ashley was a partner at global firm Bryan Cave Leighton Paisner and a principal member of the fintech practice, advising clients - Sweater included - regarding federal and state financial regulatory laws. Prior to BCLP, Ashley spent five years as Senior Counsel at the SEC, serving on its various fintech working groups. Before the SEC, he was an Associate at Skadden for six years.

Prior to entering the legal field, Ashley was an investment banker at Salomon Smith Barney, where he negotiated and executed transactions with total value in excess of $2 billion. He later worked as an executive at an online content company with responsibility for designing and executing its commercial and promotional activities. Ashley graduated cum laude from Amherst College, and earned his law degree from Vanderbilt Law School, after which he clerked for federal judges on the US District Court for the Eastern District of Virginia, and US Court of Appeals for the Sixth Circuit.

Recent Employment: General Counsel, 0x Labs 2022- Present; Partner, Bryan Cave Leighton Paisner LLP 2019- 2022

Chad Lewkowski

Chad is a member of the board of directors and was a co-founder of Sweater. Chad spent nearly 14 years at Citigroup, and more recently as a Co-Founder of the Boulder based fintech, Neat Capital. In addition to his work in the banking and fintech space, Chad has served as a venture scout and has been an active angel investor. He also serves as a mentor and advisor to many early-stage companies. In his spare time, he enjoys mountain biking, skiing and surfing with his wife and two daughters.

Recent Employment: President at Sweater Inc, 2020 – 2023, Owner Harpy Eagle Partners, 2017 - Current

RELATED PARTY TRANSACTIONS

The company's subsidiary, Sweater Industries LLC, is a licensed RIA and its sole purpose is to manage the Cashmere Fund. From time to time the Company gives advances to its subsidiary. As of December 31, 2022 the Company has a related party receivable balance of $1,857,771 of various advances paid to Cashmere Fund for activities including but not limited to marketing and banking expenses. As of May 1, 2023, the amount is $1,673,815

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is new and has limited operating history.

The company was formed as an LLC in 2019 and converted to a Delaware corporation in 2022. We have limited business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.

The company will need funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Sweater Industries LLC is a registered investment advisor, and our fund is registered under the 1940 Investment Company Act. Our advisor both in its day-to-day operations in the management of the fund has to comply with stringent regulations, and the operation of our fund exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines.   Some of the restrictions and rules applicable to our subsidiary and our fund could adversely affect and limit some of our business plans of other parts of our business.

Our revenues and profits are subject to fluctuations.

 It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in our platform. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel, including those who have investment expertise, skill, and network of business contacts needed to make the fund successful and thereby help us succeed. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with startups, who could potentially be portfolio companies of the fund. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Sweater and its providers are vulnerable to hackers and cyber attacks.

With the increased use of technologies such as the Internet to conduct business, the company (including our App), the fund, and other service providers are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of our company, the App, or other of our service providers (including, but not limited to, fund accountants, custodians, transfer agents and administrators), and the issuers of securities in which the fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the fund's ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the company has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers. As a result, the company and your investment could be negatively impacted.

The App, through its third-party hosting facilities, will electronically store investors' bank information, social security numbers, and other personally identifiable sensitive data that is submitted through the App. Similarly, certain our service providers, including the fund's administrator, may process, store, and transmit such information. The company has procedures and systems in place that it believes are reasonably designed to protect this sensitive information and prevent data losses and security breaches. However, these measures cannot provide absolute security. Any accidental or willful security breach or other unauthorized access could cause shareholder's (both ours and our funds) secure information to be stolen and used for criminal purposes, and shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and the third-party hosting facilities we use may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach, whether actual or perceived, could harm our reputation and that of our fund, resulting in the potential loss of investors and adverse effect on the value of your investment.

We face significant competition in the venture capital market, as well as in the FinTech Market.

Sweater will be competing with other investment companies, investment funds (including private venture capital funds), and institutional investors in making private investments. Many of these competitors are substantially larger and have considerably greater financial, technical, and marketing resources than the Fund. Some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. The Fund may lose investment opportunities if it is unable to match its competitors' pricing, terms, and structure. Furthermore, many competitors are not registered investment companies and are thus not subject to the regulatory restrictions that the Investment Company Act imposes on the Fund. As a result of this competition, the Fund may not be able to pursue attractive private investment opportunities from time to time.

Epidemics, Pandemics, and Public Health Issues. Our business activities as well as the activities of the fund and its operations and investments could be materially adversely affected by outbreaks of disease, epidemics and public health issues in in the United States and globally.

In particular, a respiratory disease caused by a novel coronavirus, or COVID-19, has spread and is currently spreading rapidly around the world since its initial emergence in December 2019. This pandemic has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general concern and uncertainty. The impact of this pandemic, and other pandemics and epidemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general in ways that cannot necessarily be foreseen at the present time. In addition, the impact of infectious diseases in developing or emerging market countries may be greater due to less established health care systems. Health crises caused by the novel coronavirus pandemic may exacerbate other pre-existing political, social and economic risks in certain countries. The impact of the pandemic may last for an extended period of time.

Risks Related to the Securities

Voting control is in the hands of a few large stockholders.

Voting Control is concentrated in the hands of a small number of shareholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. Further, the company Company's Investor Rights Agreement, the Company cannot undertake certain actions without the affirmative vote of a Preferred Director. These corporate actions include making loans or guarantees, incurring certain amounts of debt, sell or encumber material technology or intellectual property, or enter into strategic relationships involving payment, certain contribution or assignment by the Company of money or assets.

Holders of our Preferred Stock, Jesse Randall and Chad Lewkowski are subject to a drag-along provision such that if holders of the majority of the outstanding shares of the Company's Preferred Stock, the board, and the majority of Common Stock held by the Key Holders vote in favor of certain transactions, all such holders will still be required to participate in the transaction (or series of transactions), effectively reducing the number of holders that need to approve such transactions in order for it to occur. If the SAFE note gets in converted into shares, those shares may be subject to those rights your interest in the company may be sold regardless of whether you believe the transaction is the best or highest value for your investment, and regardless of whether you believe the transaction is in your best interests.

Certain holders of our Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Preferred Stock have access to information about the Company that is not made available to the Company's other stockholders pursuant to the Company's Investor Rights Agreement, including quarterly unaudited financial statements.

The Company's Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our amended and restated certification of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find our exclusive forum provision in our amended and restated certification of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities. There are restrictions on how investors in our SAFE notes can resell their securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money an investor paid for these securities could be tied up for a long time.

A SAFE is very different from traditional common stock and it is important to understand these differences in order to make an informed investment decision that is right for you.
A SAFE is an agreement between you, the investor, and the company in which the company generally promises to give

you a future equity stake in the company if certain trigger events occur. Despite its name, a SAFE may not be "simple" or "safe." It is important for you to keep the following in mind when investing in a SAFE:

- SAFEs are not common stock and do not represent a current equity stake in the company in which you are investing. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE Note, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if-and only if-a triggering event occurs.
- Our SAFE Note may only convert to equity if certain triggering events occur, and then only at the election of the company.
- There may be scenarios in which the triggers are not activated and the SAFE Note is not converted, leaving you with nothing. For example, if a company in which you invested makes enough money that it never again needs to raise capital, and it is not acquired by another company, then the conversion of the SAFE may never be triggered.

The SEC's Office of Investor Education and Advocacy issued an Investor Bulletin dated May 9, 2017 entitled "Investor Bulletin: Be Cautious of SAFEs in Crowdfunding" which explains these and other risks in investing SAFE Notes. Our SAFE Notes may never convert into equity or result in payments to investors.

There is no current market for any shares of the company's stock.

There is no formal marketplace for the resale of the company's securities. Should the SAFE convert to an equity stake, iInvestors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The company has no plans to list any of its shares on any OTC or similar exchange.

SAFEs do not represent current equity stakes in the company so do not have voting rights.

Investors in our the SAFE notes sold in our Regulation CF offering will not be able to vote with their SAFE note as they do not represent ownership in the company.

SAFEs are not common or preferred stock and you are not getting an equity stake in return for your investment.

SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.

SAFEs may only convert to equity if – and only if – a triggering event occurs.

The company may never conduct a future equity financing. Further even if the company has a future equity financing, there is no guarantee it will be successful or even this financing does occur and is fund, the company may not elect to convert the Securities. In addition, the company may never undergo a liquidity event such as a sale of the company or an initial public offering. If neither the conversion of the securities nor a liquidity event occurs, Investors could be left holding the securities in perpetuity.

We have not assessed the tax implications of using the SAFE Note.

The SAFE Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Future and current fundraising may affect the rights of investors.

In order to expand, the company may raise funds in private placements and is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Investors in our SAFE notes did not invest directly into the company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in our Regulation CF offering. That means that you will invest in Sweater Inc Community SPV1 and with the money you pay, it will buy our convertible notes by becoming a member of Sweater Inc Community SPV1. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. Investors in our SAFE notes rely on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Description of Capital Stock". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns more than 20% of company's voting securities as of April 27, 2023:

The following table shows who owns more than 20% of company's voting securities as of April 27, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Jesse Randall*	546,191	45%

*134,409 shares are currently subject to vesting under a stock restriction agreement. Under the agreement, 11,765 shares vest monthly, and Mr. Randall's shares will be fully vested on January 1, 2024.

The following table describes our capital structure as of April 27, 2023

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	1,487,080	694,491	134,485	657,400
Preferred Stock	534,965	515,874	0	19,091

*Options that are unissued, but authorized (pre-financing)

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

We have made the following issuances of securities since inception*:

- In 2021, the company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,769,583 under Rule 506(b) of Regulation D. The proceeds were used for completing the SEC registration process, building out a waitlist, and establishing the initial team.
- In 2022, the company issued SAFES totaling $12,387,098 under Rule 506(b) of Regulation D. The proceeds were used for building the mobile application, marketing of the company, building out an investment team, and providing staffing for roles from Fund Administration to Member Support.

Does not include securities that the company has issued in 2003 in its current Regulation CF offering.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the Sweater's Certificate of Incorporation, as amended, and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation, as amended, our Bylaws, the SAFE Note, the Voting Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and applicable provisions of the Delaware General Corporation Law.

The SAFE Notes sold in our Regulation CF offering was made through Sweater Inc Community SPV1 LLC , a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in our Regulation CF were issued by both the company and the Crowdfunding SPV. The proceeds from the offering were received by the Crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV is the legal owner of the SAFE Notes. Investors in our Regulation CF offering own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the SAFE Notes (and the shares into which they convert) as if they had invested directly with the company.

The SAFE Notes

The securities sold in our Regulation CF offering are a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). If there is a "equity financing" (the sale of our preferred stock at a fixed price), the SAFEs will automatically convert into the preferred stock. The preferred stock will have identical rights, privileges, preferences and restrictions as the shares of preferred stock sold in the financing, other than with respect to the liquidation preference and any specific dividend rights will be adjusted for the discount to the share price.

In the event of a change of control of the company (such as an acquisition of the company), a direct listing or an initial public offering ("IPO") prior to the equity financing, the investors would be entitled to payment, to the extent available, see below for more details.

Terms of the SAFE Notes

The terms of the SAFE Note provide for an automatic conversion in the event we undertake a future equity financing of preferred stock at a fixed price with identical terms to those sold in such future equity financing except that such shares will have an adjusted liquidation preference amount and basis for dividend rights. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Discount Price" means the lowest price per share of preferred stock sold in the qualified equity financing multiplied by the Discount Rate.

"Discount Rate" – means the percentage at which the per share price of a future Preferred Stock financing will be multiplied by to determine the per share price for holders of SAFEs. For the SAFE notes sold in our Regulation CF offering, the amount is 90%.

"Dividend Amount"– means   the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) price per share equal to the fair market value of the common stock multiplied by the discount rate.

"Purchase Amount" – means the amount invested by each investor (aggregated through the SPV) in our Regulation CF offering.

Procedure for Conversion

Investors in the SAFE note will receive a number of shares of Preferred Stock equal to the Purchase Price divided by the Discount Price.

Cash upon certain Liquidity Events

In the event of a change of control of the company (such as an acquisition of the company), a direct listing or an initial public offering ("IPO"), the investors would be entitled to payment, to the extent available, equal to the greater of the amount invested or an amount equal to what they would have received if the SAFE Note had be converted to shares of common stock based on the fair market value at the time of the event and reflecting the Discount Rate.

Right to Distribution upon Liquidation

If the company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities converting the SAFEs, holders of membership interests in the SAFE would be entitled to payment on par with holders of the company's preferred stock and other SAFEs.

Dividend Rights

If the company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while the SAFE is outstanding, the company will pay the Dividend Amount to investors in membership interests of the SAFE at the same time.

Voting Rights

There are no voting rights associated with the SAFEs. If, and when, the SAFEs are converted, holders of membership interests will be entitled to any votes associated with the underlying shares.

General

The company is authorized to issue is 1,487,080 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and) 534,965 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock"), of which 375,603 shares are designated "Series Seed Preferred Stock" and 159,3623 shares are designated "Series Seed I Preferred Stock".

Common Stock

General

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

Voting

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders but excluding matters that relate solely to the terms of a series of Preferred Stock.

Holders of Common Stock voting exclusively as a separate class are entitled to elect three directors of the company.

Preferred Stock

The Series Seed Preferred Stock and Series Seed I Preferred Stock enjoy substantially similar rights, preferences, and privileges.

Dividends

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company.

Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to:

- liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following:
    - amend, alter or repeal any provision of the Bylaw
    - amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock
    - create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock
    - certain reclassifications and amendments of existing securities
    - certain redemptions or payment of dividends
    - increase or decrease the number of directors
    - authorization of certain debt

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up of any deemed liquidation event, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such event. The "Original Issue Price" is 35.5058 for Series Seed Preferred Stock and $17.0701 for Series Seed I Preferred Stock. Both such amounts are adjusted for any stock dividends. combinations, splits, recapitalizations and the like (each a "Recapitalization Event"). If, upon such event, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) at the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $36.72 (as adjusted for Recapitalization Events) and our gross proceeds are greater than or equal to $50,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Voting Agreement

In addition to the voting rights of our Preferred Stock under the Company's Certificate of Incorporation, holders of our Preferred Stock are also subject to the Company's Voting Agreement (the "Voting Agreement") entered into by the Company, Jesse Randall and Chad Lewkowski (the "Key Holders") and holders of its Preferred Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

All holders of Preferred Stock agree to vote their shares as necessary to ensure that:

- The number of directors remains five
- The board composition should be as follows:
    - One designee from Akuna Investments LLC ("Akuna") so long as Akuna and its affiliates continue to own stock above a certain ownership threshold.
    - One designee from Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, , a Series of Motivate Capital Management Master, LLC (collectively, "Motivate") so long as Motivate and its affiliates continue to own stock above a certain ownership threshold.
    - Should the other Motivate or Akuna fall below the ownership threshold, if the other party is still entitled to designate a board member they will be able to designate two board members.

o The initial designees shall by Fong Wa Chung (Akuna) and David Wieland (Motivate)
o Three designees from the holders of Common Stock (not including Common Stock issued or issuable from conversion of Preferred Stock). Jesse Randall and Chad Lewkowski were the original desginees.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Preferred Stock, the board, and the majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

● To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;
● If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;
● To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.
● In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.
● In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rara portion of such Stockholders' reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.
● A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event"

Investors' Rights Agreement

The Company and the holders of the Preferred Stock are subject to our Investor Rights Agreement ("Investors' Rights Agreement"), dated January 26, 2022. Under the terms of this agreement,

Registration Rights

● Holders of at least 50% of the outstanding shares of the registrable securities (for this purpose, generally, (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock and/or Common Stock issuable upon conversion of outstanding securities held by holders of the Preferred Stock) may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of registrable then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed$15,000,000. This right commences the earlier of i) five years after the date of the Investors' Rights Agreement or ii) 180 days after the effective date of the Company's IPO.
● Holders of at least 30% of the outstanding shares of the registrable securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $5 million in the aggregate of the Common Stock issued or issuable upon conversion of the Preferred Stock once the Company is eligible to use such form.
● The Company's CEO may defer taking action in response such requests in good faith provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least $500,000 in value of shares of Preferred Stock (as adjusted) and Motivate and Akuna ("Major Investors"), will receive the following information from the Company under this agreement:

- Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 90 days of the Company's fiscal year end.
- Unaudited statements of income and cash flows for the first three fiscal quarter of each fiscal year, delivered within 45 days after the end of each quarter.
- If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters.
- At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company.
- Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information.

This right to information terminates immediately prior to an IPO, the company becomes a reporting company or a deemed liquidation event.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors, shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Preferred Stock are entitled a Preferred Director, the Company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of one of such Preferred Director then serving on the board:

- Make or permit a subsidiary to make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the Company;
- Make or permit a subsidiary any loan or advance to any person, including employees or directors of the Company unless in the ordinary course of business;
- Guarantee any indebtedness greater than $100,000 except for trade accounts of the Company arising in the ordinary course of business;
- Incur aggregate indebtedness in excess of $100,000 if not included in a budget approved by the board;
- Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;
- Change the principal place of business, enter new lines of business or exit the current line of business;
- otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any of their "associates" including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any

transaction pursuant to which investment advisor fees would or could be paid to any erson that is not a wholly owned subsidiary of the Company);
- Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and
- Enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

Management Side Letters

Each of Motivate and Akuna have entered into a side letter with the company, which so long as the relevant entity owns 50% of their Preferred Stock, that entity is entitled to additional information rights and access to management. The agreements each terminate upon several conditions, including a firm underwritten IPO and certain consolidations and mergers.

Right of First Refusal and Co-Sale

The Company, its Key Holders and holders of Preferred Stock are parties to the Right of First Refusal and Co-Sale agreement entered into on January 26, 2022. Under the terms of this agreement,

The Key Holders grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Major Investors and a tertiary right to other holders of Preferred Stock who ho are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the right of first, second or tertiary refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

What it means to be a minority holder

As an investor in membership interests in SAFE notes of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the Commission

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. Our financial statements include:

- The financial statements for Sweater, Inc. for the fiscal years ended December 31, 2021 and December 31, 2022
- The financial statements for Sweater Inc Community SPV1 LLC from December 12, 2022 (inception) until December 31, 2022

The financial statements were audited by TaxDrop LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Annual Report.

The following discussion includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Overview

The company began operations in June 2021. Prior to the launch, the company's activities consisted of formation activities, capital raising efforts, and its subsidiary becoming a registered investment advisor. In 2022, the company had the option to start to receive revenue from management of the Cashmere Fund but elected to forgo that revenue to keep the net asset value per share of the fund positive.

Results of Operations

Total operating expenses consist of general and administrative, facilities, and advertising and marketing. For the fiscal year ended December 31, 2022 total operating expenses were $6,684,347 compared with $2,273,698 for the fiscal year ended December 31, 2021. This $4,410,649 is primarily attributable to an increase salary and wages of $3,287,520 due to an increase in headcount as well as bearing the total operating expenses of the fund for its first year, which went into full effect in April 2022. Sweater will not be bearing the total operating expenses of the fund for FY 2023 and has reduced headcount down to 15 full time employees as of April 2023 in order to lessen headcount costs.

The company has received $7,797 in merchandising income as it began selling "Sweater" branded merchandise in 2022 through our website. In addition, we had $33,438 in interest income for the fiscal year ended December 31, 2022 related to holding any cash in a money market account until it's needed for operations.

As a result of the forgoing, the company incurred a net loss of $6,643,111 for the period ended December 31, 2022 compared with a net loss of $2,274,270 from 2021.

Liquidity and Capital Resources

As of December 31, 2022, the company's cash on hand was $4,664,860. The company's operations have been financed to date by contributions from members and the issuance of SAFEs. In 2022, the company raised $12,387,098, which it is using to fund its operations. As of May 1, 2023, the company has approximately $2,000,000 cash on hand.

The company expects that the net proceeds of a maximum offering, in addition to its successful SAFE raise will satisfy the company's cash requirements for the next 12 months, given its current monthly burn rate of approximately $600,000. In order to continue as a going concern after that time, develop a reliable source of revenues, and achieve a profitable level of operations, they may need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through borrowing and the sale of its securities including in private placements.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the company. Even if the company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Indebtedness

The company does not currently have any debt.

Trends

We believe that consumer have taken investment management into their own hands. Apps from the likes of Acorns to Robinhood to Yieldstreet are enabling everyday people to take their investments into their own hands and own the entire process. We believe that Sweater is one of first companies to do this for Venture Capital.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Sweater Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2021

through December 31, 2022

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Sweater Inc.

Table of Contents



Independent Auditor's Report

April 14, 2023
To: Board of Directors of Sweater Inc.
Attn: Emma Clark, COO
Re: 2022-2021 Financial Statement Audit – Sweater Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Sweater Inc., which comprise the consolidated balance sheets as of December 31, 2022 and December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sweater Inc. as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sweater Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sweater Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 14, 2023

Sweater Inc.
BALANCE SHEETS
As of December 31, 2022 and December 31, 2021
(Audited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	4,664,860	$	625,109
Related Party Receivable - Cashmere Fund		1,857,771		-
Prepaid Expense		45,293		-
Investment in Cashmere Fund		100,000		-
Total Current Assets		**6,667,923**		**625,109**
Property and Equipment				
Machinery and equipment		54,629		5,143
Furniture and Fixtures		14,075		-
Accumulated Depreciation		(8,819)		(572)
Net Property and Equipment		**59,886**		**4,571**
Other Assets				
Deposits		135,728		-
Right of Use Asset		930,386		-
Total Other Assets		**1,066,114**		**-**
Total Assets	**$**	**7,793,923**	**$**	**629,680**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accrued expenses	$	339,789	$	77,469
Accrued payroll	$	128		
Current portion of lease liability		382,649		-
Total Current Liabilities		722,567		77,469
Long-Term Liabilities				
Lease liability, net of current portion		550,193		-
Total Long-Term Liabilities		550,193		-
Total Liabilities		1,272,760		77,469
Stockholders' equity				
Common Stock, $0.00001 par value; 1,487,080 authorized;				
694,491 issued and outstanding		1		-
Preferred Stock, $0.00001 par value; 534,965 authorized;				
515,874 issued and outstanding		154		-
Additional Paid in Capital		15,438,389		56,898
SAFE Notes		-		2,769,583
Retained Earnings		(8,917,381)		(2,274,270)
Total Stockholders' Equity		6,521,162		552,211
Total Liabilities and Stockholders' Equity	**$**	**7,793,922**	**$**	**629,680**

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2022 and December 31, 2021
(Audited)

	2022	2021
Revenues	$ -	$ -
Operating Expenses		
Marketing and Advertising	1,002,526	809,669
General and Administrative	440,530	109,365
Salaries and Wages	4,241,660	954,140
Rent	197,875	26,942
Professional Services	500,876	328,582
Professional Services - Fund Expenses	80,378	45,000
Software	212,254	-
Depreciation and Amortization	8,247	572
Total Operating Expenses	**6,684,347**	**2,274,270**
Other Income		
Merchandise Income	7,797	
Interest Income	33,438	
Total Other income (expense)	**41,235**	**-**
Net Income (Loss)	**$ (6,643,111)**	**$ (2,274,270)**

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2022 and December 31, 2021

(Audited)

			Common Stock		Preferred Stock					
	Member Units	Member Contributions	Shares	Value ($0.00001 par)	Shares	Value ($0.00001 par)	Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2020	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Issuance of SAFEs								2,769,583		**2,769,583**
Issuance of Member Units	713,030	56,898								**56,898**
Balance as of December 31, 2021	**713,030**	**$ 56,898**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$2,769,583**	**$ (2,274,270)**	**$ 552,211**
Conversion to C Corp	(713,030)	(56,898)	694,491	1	-	-	56,898	-	-	**-**
Issuance of Preferred Shares	-	-	-	-	356,512	127	12,661,186	-	-	**12,661,313**
Conversion of SAFEs	-	-	-	-	159,362	27	2,720,305	(2,720,333)	-	**-**
Cancellation of SAFEs								(49,250)		**(49,250)**
Net loss	-	-	-	-	-	-	-	-	(6,643,111)	**(6,643,111)**
Balance as of December 31, 2022	**-**	**-**	**694,491**	**$ 1**	**515,874**	**$ 154**	**$15,438,389**	**$ -**	**$ (8,917,381)**	**$ 6,521,162**

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and December 31, 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (6,643,111)	$ (2,274,270)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	8,247	572
Right of use assets and lease liabilities	2,455	-
Changes in operating assets and liabilities:		
Intercompany receivable	(1,857,771)	-
Prepaid expenses	(45,293)	-
Security deposit	(135,728)	-
Accrued expenses	262,449	77,469
Net cash provided by (used in) operating activities	**(8,408,750)**	**(2,196,229)**
Cash Flows from Investing Activities		
Machinery and Equipment	(63,561)	(5,143)
Investment into Cashmere Fund	(100,000)	
Net cash used in investing activities	**(163,561)**	**(5,143)**
Cash Flows from Financing Activities		
Issuance of Preferred Stock	12,612,063	
Issuance of Safe Notes	-	2,769,583
Issuance of Common Stock	-	56,898
Net cash used in financing activities	**12,612,063**	**2,826,481**
Net change in cash and cash equivalents	**4,039,751**	**625,109**
Cash and cash equivalents at beginning of period	625,109	-
Cash and cash equivalents at end of period	**$ 4,664,860**	**$ 625,109**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

SWEATER INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Sweater Inc. (which may be referred to as the "Company", "we," "us," or "our") was originally registered on October 28, 2019 under the name Sweater LLC and converted to a Delaware corporation on January 18, 2022. The purpose of the Company is to manage and operate the Cashmere Fund, a closed end interval fund through its subsidiary, Sweater Industries LLC, a Registered Investment Advisor ("RIA"). The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2022.

The Company's headquarters are in Berthoud, Colorado.

Since inception, the Company has relied on contributions from members, the issuance of Simple Agreements for Future Equity ("SAFEs") and investments received from a priced equity raise round. As of December 31, 2022, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through April 13, 2023, and no adjustments have been made to the financial statements.

Subsidiary

The Company's wholly owned subsidiary, Sweater Industries LLC, was registered in Delaware on July 1, 2021.

Cashmere Fund Operations

The Company operates the Cashmere Fund, a closed end interval fund, through its subsidiary. Investors will manage their accounts and investments through the Sweater proprietary app. The Cashmere Fund will differ from other venture funds as venture funds generally compete for funds from accredited investors looking to make investments into private companies. The Sweater Cashmere Fund is unique in that it allows retail investors to participate alongside accredited investors. Sweater Industries LLC will be owed a management fee at the annual rate of 2.50% of the average daily net assets of the Fund.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

SWEATER INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022 and 2021 the Company has not begun revenue generating operations therefore there are no accounts receivable.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

SWEATER INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022 and 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company has not begun revenue generating operations as of December 31, 2022 therefore no deferred revenue has been recognized.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Professional Services – Fund Expenses

The Company incurs professional services expenses related to the Fund as we perform the required vetting of fund investors. Third-party services are hired to assist in overseeing the financial and compliance side of the Cashmere Fund.

Recent Accounting Pronouncements

SWEATER INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

The Company's subsidiary, Sweater Industries LLC, is a licensed RIA and its sole purpose is to manage the Cashmere Fund. From time to time the Company gives advances to its subsidiary. As of December 31, 2022 and 2021 the Company has a related party receivable balance of $1,857,771 and $0 of various advances paid to Cashmere Fund for activities including but not limited to marketing and banking expenses, respectively.

NOTE 4 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – STOCKHOLDERS' EQUITY

Conversion to C Corp

On January 18, 2022, The Company converted from a Delaware limited liability company into a Delaware corporation. The corporation is named Sweater Inc. The Company has the authority to issue 1,487,080 shares of Common Stock, par value $0.00001. As part of the conversion, each member unit of the Company converted into one share of common stock of the resulting corporation.

Upon conversion the Company also has the authority to issue 534,965 shares of Preferred Stock designated into 375,603 shares of "Series Seed Preferred Stock" and 159,362 shares "Series Seed I Preferred Stock".

Equity Incentive Plan

SWEATER INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

The Company adopted a 2022 Equity Incentive Plan (the "2022 Plan") which permits the grant or option of shares to its employees for up to 134,485 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The holders of the Preferred Stock, Exclusively and as a separate class, are entitled to elect two directors of the Corporation and the holders of record of shares of Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Corporation.

Additional Paid-In Capital – SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,769,583. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event. ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $15,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2022, the Company had cancelled SAFEs totaling $49,250, bringing the total number of SAFEs issued and outstanding to $2,720,333.

Upon conversion the Company converted all $2,720,333 outstanding SAFEs into shares of "Series Seed I Preferred Stock." As of December 31, 2022 no SAFEs remained outstanding.

NOTE 6 – LEASES

As of October 1, 2022, the Company entered into an operating lease for office space. The lease has a term of 33 months. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 382,649
2024	391,652
2025	198,077
Total Future payments	$ 972,378
Less interest	(39,536)
Present value of lease liabilities	$ 932,842

SWEATER INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

	Months remaining as of December 31 2022:	30
Interest rate	3.5%	

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 14, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Sweater Inc Community SPV1, LLC.

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of December 31, 2022

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Sweater Inc Community SPV1, LLC.

Table of Contents



Independent Auditor's Report

May 1, 2023
To: Management of Sweater Inc Community SPV1, LLC.
Attn: Emma Clark, COO
Re: 2022 Financial Statement Audit – Sweater Inc Community SPV1, LLC.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Sweater Inc Community SPV1, LLC., which comprise the balance sheets as of the date of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sweater Inc Community SPV1, LLC. as of the date of December 31, 2022, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sweater Inc Community SPV1, LLC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc Community SPV1, LLC.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sweater Inc Community SPV1, LLC.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc Community SPV1, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control−related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
May 1, 2023

Sweater Inc Community SPV1, LLC.
BALANCE SHEETS
As of December 31, 2022
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Due to a related party	$	-
Total Current Liabilities		-
Total Liabilities		-
Members' equity (Deficit)		
Total Members' Equity		-
Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc Community SPV1, LLC.
INCOME STATEMENT
For the Year Ended December 31, 2022
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Rent		-
Professional services		-
Depreciation and amortization		-
Total Operating Expenses		-
Other Income		
Other income/expense		-
Interest expense		-
Total Other income (expense)		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc Community SPV1, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2022
(Audited)

	Member Units	Total Members' Equity (Deficit)
Balance as of December 12, 2022 (Inception)	-	-
Issuance of Common Stocks	-	-
Issuance of SAFE Notes	-	-
Net loss	-	-
Balance as of December 31, 2022	-	-

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc Community SPV1, LLC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022
(Audited)

Cash Flows from Operating Activities

Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		
Changes in operating assets and liabilities:		
Accounts receivable		
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Machinery and Equipment		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Repayments on notes payable		
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		
Cash and cash equivalents at end of period	$	-
Supplemental information		
Interest paid		
Income taxes paid		

The accompanying footnotes are an integral part of these financial statements.

SWEATER INC COMMUNITY SPV1, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

NOTE 1 – NATURE OF OPERATIONS

Sweater Inc Community SPV1, LLC (the "Company") was formed on December 12, 2022 under the laws of the State of Delaware. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued by Sweater, Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6). The Company is headquartered in Boulder, Colorado.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

SWEATER INC COMMUNITY SPV1, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

SWEATER INC COMMUNITY SPV1, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of December 31, 2022.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The Company is a limited liability company formed on December 12, 2022. It will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Sweater, Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

SWEATER INC COMMUNITY SPV1, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the company has the ability to withdraw any part of a membership contribution as a Member prior to dissolution and winding up of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 1, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Sweater Inc.*

Date: May 1, 2023   By: */s/ Jesse Randall*

                                                             Jesse Randall
                                                             Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jesse Randall   Date: May 1, 2023

Jesse Randall
Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and
Director

/s/ Emma Clark   Date: May 1, 2023

Emma Clark
COO

/s/ David Wieland   Date: May 1, 2023

David Wieland
Director

/s/ Fong Wa Chun   Date: May 1, 2023

Fong Wa Chun
Director